FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



March 20, 2008


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                                                                  March 13, 2008

                                                        Ricoh Company, Ltd.
                                                        Ricoh BLDG 8-13-1 Ginza
                                                        Chuo-ku, Tokyo 104-8222,
                                                        Japan

            NOTICE REGARDING THE REPURCHASE OF SHARES FROM THE MARKET

Tokyo, March 13, 2008---Ricoh Company, Ltd. announced that it has repurchased its shares pursuant to Article 165-3 and Article 156 of the Japanese Corporation Law as was resolved at the Board of Directors meeting held on January 30, 2008. Details of the share repurchase are mentioned below.

With this repurchase, it has been completed the repurchase of all shares based on the resolution at the Board of Directors' meeting held on January 30, 2008.

Details of repurchase

   1. Purchase Period:                February 12, 2008 through March 6, 2008

   2. Number of shares repurchased:   8,838,000 shares

   3. Aggregate purchase price:       14,999,779,000 yen

   4. Method of repurchase:           Purchase on the Tokyo Stock Exchange

Reference:

   1. Details of the resolution at the Board of Director's meeting held on January 30, 2008

      (1) Type of shares to be repurchased:               Shares of Common stock of RICOH

      (2) Aggregate number of shares to be repurchased:   Up to 9,000,000 shares
                                                          (% to total number of shares issued
                                                          excluding treasury stock: 1.23%)

      (3) Aggregate purchase price:                       Up to 15 billion yen

      (4) Period of repurchase:                           January 31, 2008 through March 24,
                                                          2008

   2. Cumulative total of shares repurchased since the Board of Directors resolution through March 12, 2008

      (1) Aggregate number of shares repurchased:         8,838,000 shares

      (2) Aggregate purchase price:                       14,999,779,000 yen